Exhibit 12


                      PFIZER INC. AND SUBSIDIARY COMPANIES

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                      (Millions of Dollars, Except Ratios)


                                                                          Year Ending December 31,
                                                               ----------------------------------------------
                                                                1993      1992      1991      1990       1989
                                                               -------   -------   -------   -------    -------
Earnings
  Income before provision for taxes on income,
    minority interests and cumulative effect of
    accounting changes  ...................................    $ 851.4  $1,534.8   $ 943.7   $1,103.3   $ 916.5
      Less:  Minority interests ...........................        2.6       2.7       3.2        4.2       4.1
             Undistributed earnings (losses) of
              unconsolidated subsidiaries..................         .7       8.5       0.8       (0.3)      6.9
                                                               -------  --------  --------   --------  --------
  Adjusted income..........................................      848.1   1,523.6     939.7    1,099.4     905.5
  Fixed charges, excluding capitalized
    interest...............................................      135.6     130.1     155.2      153.8     144.2
                                                               -------  --------  --------   --------  --------
        Total earnings.....................................    $ 983.7  $1,653.7  $1,094.9   $1,253.2  $1,049.7
                                                               =======  ========  ========   ========  ========

Fixed Charges
  Interest expense (including amortization
    of debt discount and expenses and
      capitalized interest)................................    $ 120.5   $ 115.6   $ 138.1    $ 142.4   $ 131.2
  One-third of rental expense..............................       29.1      26.7      25.1       21.3      18.2
                                                               -------  --------  --------   --------  --------
        Total fixed charges................................    $ 149.6   $ 142.3   $ 163.2    $ 163.7   $ 149.4
                                                               =======  ========  ========   ========  ========
Ratio of earnings to fixed charges (a).....................        6.6      11.6       6.7        7.7       7.0
                                                               =======  ========  ========   ========  ========

- ------------
(a) "Earnings" consist of income before provision for taxes on income, minority interests and cumulative effect of accounting changes less minority interests and less undistributed earnings (losses) of unconsolidated subsidiaries adjusted for fixed charges, excluding capitalized interest. "Fixed charges" consist of interest expense, amortization of debt discount and expenses, capitalized interest and one-third of rental expense, which the Company believes to be a conservative estimate of an interest factor in its leases. It is not practicable to calculate the interest factor in a material portion of the Company's leases.
